October 24, 2016

VIA COURIER AND EDGAR

Re:	Hilton Grand Vacations Inc.
Registration Statement on Form 10
File No. 001-37794

Sandra B. Hunter, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Grand Vacations Inc. (“Hilton Grand Vacations”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on September 16, 2016. The Registration Statement has been revised in response to the Staff’s comment and to reflect certain other changes.

In addition, we are providing the following response to your September 30, 2016 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 4. The response and information described below are based upon information provided to us by Hilton Grand Vacations. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 4.

SECURITIES AND EXCHANGE COMMISSION	2	October 24, 2016

Certain Relationships and Related Party Transactions, page 154

Distribution Agreement, page 154

1.	We note your disclosure on pages 46 and 155 that losses related to certain contingent liabilities will be apportioned among the parties according to fixed percentages set forth in the Distribution Agreement. Please revise to disclose the fixed percentages that are set forth in the Distribution Agreement and briefly describe, as applicable, these certain contingent liabilities or advise.

Hilton Grand Vacations advises the Staff that each company’s respective percentage liability for shared contingent liabilities will be determined on or prior to the date on which the Distribution Agreement is entered. The percentage of shared contingent liabilities for which Hilton Grand Vacations is responsible will be fixed in a manner that is intended to approximate its estimated enterprise value on the distribution date relative to the estimated enterprise values of Park Hotels & Resorts and Hilton. Shared contingent liabilities generally are not specifically attributable to any of the Timeshare business, the Separated Real Estate business or the retained business of Hilton. Examples of shared contingent liabilities may include uninsured losses arising from actions (including derivative actions) against current or former directors or officers of Hilton or its subsidiaries in respect of acts or omissions occurring prior to the distribution date, or against current or former directors or officers of any of Hilton, Park Hotels & Resorts or Hilton Grand Vacations, or any of their respective subsidiaries, arising out of, in connection with, or otherwise relating to, the spin-offs and the distribution, subject to certain exceptions described in the Distribution Agreement. In addition, costs and expenses of, and indemnification obligations to, third party professional advisors arising out of the foregoing actions may also be subject to these provisions. No contingent liability that is or may reasonably be expected to become material to Hilton Grand Vacations is anticipated to become subject to these provisions.

Hilton Grand Vacations has revised its disclosure on pages 46 and page 157 to disclose the foregoing.

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SECURITIES AND EXCHANGE COMMISSION	3	October 24, 2016

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Jennifer Gowetski, Esq.

Jennifer Monick

Jeffrey Lewis

Hilton Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Charles R. Corbin, Jr., Esq.

Hilton Grand Vacations Inc.

Mark D. Wang